UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of March, 2010
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.

Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT
1.     A company announcement made on March 16, 2010.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)
Date: March 17, 2010	By:	/S/ Kenji Kinoshita
Kenji Kinoshita
Director and Senior Executive Officer

For Immediate Release

Komatsu Ltd. Date : March16,2010 No. 050 (2201)
Regarding Newspaper Article Today Concerning Our Business Results
Today one newspaper carried an article concerning a projection of our business results for the fiscal year ending March 31, 2011. Please be advised that we are currently projecting them and planning to announce them when we disclose our results for the current fiscal year ending March 31, 2010.
(End)
Corporate Communications Dept., Komatsu Ltd.
2-3-6 Akasaka, Minato-ku, Tokyo 107-8414, Japan TEL:+81-(0)3-5561-2616 URL:http://www.komatsu.com/
Information contained in this news release is valid as of the date of releasing and may be changed without notice.